811-06463
Branch 18
(AIM Int'l Funds)
Mutual

40-33

AIM®
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING
RECEIVED
JAN 28 2005
WASH. D.C. 202 SECTION

PROCESSED
FEB 24 2005
THOMSON FINANCIAL

05045067

January 24, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), A I M Management Group Inc. and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), a distributor, A I M Management Group Inc. and the following persons, a copy of a **The *Berdat* and *Kondracki* Plaintiffs' Motion for Leave to File Supplemental Authority** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al.*, *Richard Tim Boyce v. A I M Management Group Inc., et al.*, and *Ronald Kondracki v. A I M Advisors, Inc., and A I M Distributors, Inc.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund.
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund

AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU, Plaintiffs, v. INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	)	Civil Action No. 04-CV-2555 Judge Keith P. Ellison
RONALD KONDRACKI, Plaintiff, v. AIM ADVISORS, INC. and AIM DISTRIBUTOR, INC. Defendants.	)	Civil Action No. 04-CV-03179 Judge Keith P. Ellison
RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	)	Civil Action No. 04-CV-2587 Judge Keith P. Ellison

THE *BERDAT* AND *KONDRACKI* PLAINTIFFS' MOTION FOR LEAVE TO FILE SUPPLEMENTAL AUTHORITY

The *Berdat* and *Kondracki* Plaintiffs respectfully move this Court for leave to file Supplemental Authority in Opposition to the *Boyce* Plaintiffs' (formerly the *Beasley* Plaintiffs') Motions for Consolidation and Appointment of Co-Lead Plaintiffs and Co-Lead Counsel. The Supplemental Authority is Judge O'Toole's Memorandum and Order in *Forsythe v. Sun Life Financial, Inc.*, Civil Action No. 04-10584-GAO (D. Mass. January 13, 2005) ("*Forsythe*") (attached hereto as Exhibit 1), which is litigation involving the Massachusetts Financial Services ("MFS") mutual funds.

Judge O'Toole's opinion directly addresses the same issues raised by the pending Motion to Consolidate in AIM. In both the MFS and AIM/Invesco litigation, the law firms of Milberg Weiss and its associated counsel brought multiple Revenue Sharing class actions that they sought to consolidate with Excessive Management Fee cases brought by some of the undersigned counsel. In the AIM/Invesco litigation pending in this Court, Milberg Weiss et al's Revenue Sharing class action cases have been consolidated under the name *Boyce v. AIM Management Group,* 04-cv-03179, whereas the undersigned's Excessive Management Fee cases are pending as *Berdat v. Invesco,* 04-cv-2555 and *Kondracki v. AIM Advisors, Inc.,* 04-cv-03179.

In *Forsythe*, Judge O'Toole denied Milberg Weiss et al's motion to consolidate their three Revenue Sharing class actions with the single Excessive Management Fee action ("*Dumond*") brought by some of the undersigned counsel against MFS under Section 36(b) of the Investment Company Act of 1940 ("ICA"), 15 U.S.C. §80a-35(b).[1] On facts virtually indistinguishable from the facts in the AIM/Invesco litigation, the Court held that "despite certain commonalities among the four actions, consolidation of all four would not be appropriate in this instance for a number of reasons." Exhibit 1, p. 3.

First, the Court held: "[T]here are significant differences with respect to the parties and claims asserted.... While consolidation of the *Forsythe*, *Eddings* and *Koslow* [Revenue Sharing class] actions is appropriate, consolidation of all four actions will unnecessarily delay the *Dumond* [Excessive Management Fee] action, as that action is not likely to have the standing and class certification issues that the consolidated *Forsythe*, *Eddings* and *Koslow* actions will likely have." *Id.,* pp. 3-4.

[1] The three Revenue Sharing cases are: *Forsythe, Eddings v. Sun Life Financial, Inc., et al.*, Civil Action No. 04-10764 (D. Mass.) ("*Eddings*"), and *Koslow v. Sun Life Financial, Inc. et al.*, Civil Action No. 04-11019-GAO (D. Mass.) ("*Koslow*"). For the Court's convenience, a copy of the *Forsythe* Complaint is attached hereto as Exhibit 2. With the exception of the named plaintiffs, the *Eddings* Complaint and the *Koslow* Complaint are identical to the *Forsythe* Complaint. The excessive management fee action is: *Dumond v. Massachusetts Financial Services Company, et al.*, Civil Action No. 04-11458-GAO. For the Court's convenience, a copy of the *Dumond* Complaint is attached hereto as Exhibit 3.

Second, the Court held that consolidation was inappropriate because the claims stated in the Excessive Management Fee case and the Revenue Sharing class actions were based on fundamentally different theories of liability:

> The *Dumond* Plaintiffs' [Excessive Management Fee] section 36(b) claims differ from the section 36(b) claims in the *Forsythe, Eddings,* and *Koslow* [Revenue Sharing class] actions. The *Dumond* plaintiffs allege that the MFS Funds' investment advisor and principal underwriter and distributor have charged and continue to charge fees that are disproportionately large, bear no reasonable relationship to the services rendered, and could not have been the produce of arm's-length bargaining. The gravamen of their complaint relates to the defendants' alleged (i) failure to pass on to shareholders excess profits from economies of scale, (ii) provision of the same services to institutional clients for substantially lower fees that the defendants charge the funds, and (iii) payments of commissions to securities broker-dealers to executes trades fro the funds in exchange for so-called "soft dollars" that benefits the defendants and not the funds. Like the *Dumond* plaintiffs, the *Forsythe*, *Eddings*, and *Koslow* plaintiffs allege that by receiving excessive advisory fees and inappropriate compensation, the MFS funds' advisor and distributor have breached their fiduciary duties in violation of section 36(b) of the ICA. But their theory of liability is premised on the defendants' (i) improper collection of Rule 12b-1 marketing fees, (ii) use of fund assets to make undisclosed payments of "soft dollars", and (iii) payment of excessive commissions to brokers in exchange for preferential marketing services.

Id., p. 4.

Finally, the Court addressed the conflicts of interest plaguing counsel in the Revenue Sharing Class actions, holding: "[T]here is a real possibility that, due to conflicts of interest, the rights of some plaintiffs would be prejudiced by the consolidation of all four actions and the appointment of Milberg Weiss, Weiss & Yourman and Berstein Litowitz as co-lead counsel to oversee the actions." *Id.* Judge O'Toole explained, "Here, Milberg Weiss, Weiss & Yourman, and Bernstein Litowitz seek to represent plaintiffs asserting derivative claims on behalf of certain MFS mutual funds. These same law firms currently represent plaintiffs bringing "market timing" claims against those same MFS mutual funds in multidistrict litigation in the District of

Maryland…." Judge O'Toole rejected the argument made by Milberg Weiss, et al., that there was no conflict of interest because it was the trusts, and not the funds, that were the defendants in the market timing case: "The law firms' argument that the real defendants in the market timing cases are the trusts which hold the MFS funds, and not the funds themselves, misses the mark."

Here, Milberg Weiss and its associated counsel have the same conflicts of interest as recognized by Judge O'Toole in the MFS Revenue Sharing class action, including the fact that they are simultaneously suing the funds in the market timing cases and seeking to represent those same funds in the *Boyce* cases. As Professor Geoffrey C. Hazard states in his Supplemental Affidavit:

> In my opinion it makes no difference whether the target of the market timing suit is described or designated as a "fund" or a "trust." … Milberg Weiss and associated counsel have not eliminated any conflict of interest arising through their service as class counsel in the market timing cases against AIM/Invesco … they have merely validated the *Berdat* and *Papia* Plaintiffs' [c]ontention that a serious conflict of interest exists. That conflict of interest, in my opinion, is continuing.

Geoffrey C. Hazard, Supplemental Aff., *Berdat*, Docket No. 59, ¶¶ 4-6.

Judge O'Toole's decision in *Forsythe* therefore speaks directly to each of the reasons that consolidation should be denied here: first, consolidation would unnecessarily delay resolution of the Excessive Management Fee cases; second, the claims asserted in the Excessive Fee cases materially differ from the claims asserted in the Revenue Sharing class actions; and third, the conflicts in the Revenue Sharing class actions are identical to the conflicts asserted here because the *Boyce* plaintiffs and their counsel have conflicts of interest that make consolidation improper. This Court should deny consolidation of the excessive management fee cases (*Berdat* and *Kondracki)* with the Revenue Sharing *Boyce* class actions for these same reasons.

Dated: January 21, 2005

Respectfully submitted,

CAMPBELL HARRISON & DAGLEY, L.L.P.

By: /s/
Robin L. Harrison
State Bar No. 09120700
Southern District I.D. No. 4556
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332
FAX: (713) 752-2330

Lynn L. Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK L.L.P.
1201 Third Avenue, #3200
Seattle, WA 98101
(206) 623-1900
FAX: (206) 623-3384

Guy M. Burns, FBN 160901, *pro hac vice*
Jonathan S. Coleman, FBN 797480, *pro hac vice*
Becky Ferrell-Anton, FBN 449342, *pro hac vice*
Audrey B. Rauchway FBN 856959, *pro hac vice*
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602
(813) 225-2500
FAX: (813) 223-7118

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012
(602) 248-0088
FAX: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields

RICHARDSON PATRICK WESTBROOK &
BRICKMAN, LLC
174 East Bay Street
P.O. Box P.O. Box 879 (zip 29402)
Charleston, SC 29401
(843) 727-6603
FAX: (843) 727-3103

Michael J. Brickman (*pro hac vice*)
James C. Bradley (*pro hac vice*)
Nina H. Fields (*pro hac vice*)
RICHARDSON, PATRICK, WESTBROOK &
BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
(842) 727-6500

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL &
BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
(813) 225-2500

Counsel for the *Berdat* and *Kondracki* Plaintiffs

EXHIBIT 1

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

ERIC FORSYTHE, Individually and on Behalf of All Others Similarly Situated, Plaintiff, v. SUN LIFE FINANCIAL INC., et al., Defendants.	Civil Action No. 04-10584-GAO
LARRY R. EDDINGS, Individually and on Behalf of All Others Similarly Situated, Plaintiff, v. SUN LIFE FINANCIAL INC., et al., Defendants.	Civil Action No. 04-10764-GAO
RICHARD KOSLOW, Individually and on Behalf of All Others Similarly Situated, Plaintiff, v. SUN LIFE FINANCIAL INC., et al., Defendants.	Civil Action No. 04-11019-GAO

MARCUS DUMOND, HENRY BERDAT, STUART V. and ROSEMARY STURGESS, KATHLEEN BLAIR, WILLIAM and MARGIE BOOTH, KAREN PEACH, and RICHARD and EVELYN KELLER,	)	
Plaintiffs,	)	
v.	)	Civil Action No. 04-11458-GAO
MASSACHUSETTS FINANCIAL SERVICES COMPANY and MFS FUND DISTRIBUTORS, INC.,	)	
Defendants.	)	

MEMORANDUM AND ORDER
January 13, 2005

O'TOOLE, D.J.

Pending before the Court are four securities actions alleging abuses in the management and distribution of mutual funds in the Massachusetts Financial Services ("MFS") family of funds.[1] Plaintiffs Eric Forsythe and Larry R. Eddings move for an order: (i) consolidating the four actions; (ii) appointing Forsythe, Eddings, and the City of Chicago Deferred Compensation Plan as co-lead plaintiffs; (iii) appointing Milberg Weiss Bershad & Shulman LLP ("Milberg Weiss"), Weiss & Yourman, and Bernstein Litowitz Berger & Grossmann LLP ("Bernstein Litowitz") as co-lead counsel to oversee the actions; and (iv) appointing Moulton & Gans P.C. as liaison counsel. After careful consideration of the briefs and supporting affidavits, and after oral argument, I conclude that

[1] The actions are Forsythe v. Sun Life Financial, Inc. et al., 04-cv-10584-GAO, Eddings v. Sun Life Financial, Inc. et al., 04-cv-10764-GAO, Koslow v. Sun Life Financial, Inc. et al., 04-cv-11019-GAO, and Dumond v. Massachusetts Financial Services Co., 04-cv-11458-GAO.

the motion to consolidate ought to be granted as to the Forsythe, Eddings, and Koslow actions, but denied as to the Dumond action, and the motion for appointment of co-lead plaintiffs, co-lead counsel and liaison counsel ought to be denied without prejudice.

Consolidation is generally appropriate when actions involving a common question of law or fact are pending before the court. Fed. R. Civ. P. 42(a). "[T]he trial court has broad discretion in weighing the costs and benefits of consolidation to decide whether that procedure is appropriate." Seguro de Servicio de Salud de Puerto Rico v. McAuto Sys. Group, Inc., 878 F.2d 5, 8 (1st Cir. 1989). Despite certain commonalities among the four actions, consolidation of all four would not be appropriate in this instance for a number of reasons.

First, there are significant differences with respect to the parties and the claims asserted. The Dumond action is brought on behalf of eleven mutual funds against Massachusetts Financial Services Company, the principal advisor of the MFS family of mutual funds, and MFS Fund Distributors, Inc., the underwriter and distributor of the funds, for alleged breaches of fiduciary duty in violation of section 36(b) of the Investment Company Act of 1940, 15 U.S.C. § 80a-35(b) (the "ICA"). In contrast, the Forsythe, Eddings, and Koslow actions include both class claims purportedly on behalf of investors in the MFS family of mutual funds and derivative claims on behalf of over 100 MFS funds, brought against the funds' investment advisors, their corporate parent, and the funds' trustees, for violation of sections 34(b), 36(b) and 48(a) of the ICA, 15 U.S.C. §§ 80a-33(b), 80a-35(b), and 80a-47(a), and sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§ 80b-6 and 80b-15. While consolidation of the Forsythe, Eddings, and Koslow actions is appropriate, consolidation of all four actions will unnecessarily delay the Dumond action, as that action is not likely to have the standing and class certification issues that the consolidated Forsythe, Eddings and Koslow actions will likely have.

Second, the Dumond plaintiffs' section 36(b) claims differ from the section 36(b) claims in the Forsythe, Eddings, and Koslow actions. The Dumond plaintiffs allege that the MFS funds' investment advisor and principal underwriter and distributor have charged and continue to charge fees that are disproportionately large, bear no reasonable relationship to the services rendered, and could not have been the product of arm's-length bargaining. The gravamen of their complaint relates to the defendants' alleged (i) failure to pass on to shareholders excess profits from economies of scale, (ii) provision of the same services to institutional clients for substantially lower fees than the defendants charge the funds, and (iii) payment of excessive commissions to securities broker-dealers to execute trades for the funds in exchange for so-called "soft dollars" that benefit the defendants and not the funds. Like the Dumond plaintiffs, the Forsythe, Eddings, and Koslow plaintiffs allege that by receiving excessive advisory and distribution fees and inappropriate compensation, the MFS funds' advisor and distributor have breached their fiduciary duties in violation of section 36(b) of the ICA. But their theory of liability is premised on the defendants' (i) improper collection of Rule 12b-1 marketing fees, (ii) use of fund assets to make undisclosed payments of "soft dollars," and (iii) payment of excessive commissions to brokers in exchange for preferential marketing services.

Finally, there is a real possibility that, due to conflicts of interest, the rights of some plaintiffs would be prejudiced by the consolidation of all four actions and the appointment of Milberg Weiss, Weiss & Yourman, and Bernstein Litowitz as co-lead counsel to oversee the actions. The Massachusetts Rules of Professional Conduct prohibit a lawyer from undertaking or continuing representation directly adverse to a client without that client's consent. Mass. Rules of Professional Conduct Rule 1.7(a) (1988). A lawyer also may not represent a client "if the representation of that client may be materially limited by the lawyer's responsibilities to another client or to a third person, or by the lawyer's own interests, unless: (1) the lawyer reasonably believes the representation will not be adversely affected; and (2) the client consents after consultation." Id. R. 1.7(b).

Here, Milberg Weiss, Weiss & Yourman, and Bernstein Litowitz seek to represent plaintiffs asserting derivative claims on behalf of certain MFS mutual funds. These same law firms currently represent plaintiffs bringing "market timing" claims against those same MFS mutual funds in multidistrict litigation in the District of Maryland.[2] The law firms' argument that the real defendants in the market timing action are the trusts which hold the MFS funds, and not the funds themselves, misses the mark. In at least the case of the Massachusetts Investors Growth Stock Fund, the fund and the trust are essentially the same for practical purposes, so any possible recovery would effectively come from the fund's assets. With respect to the other MFS funds, the law firms' assertion that recovery in the market timing action will only be sought from trust assets and not fund assets presumes that the trusts in fact have recoverable assets other then fund assets, but no evidence has been offered in support of this assertion.

Even if I were to accept the law firms' assertion that the market timing cases are not suits against the MFS funds, this only highlights another possible conflict of interest. In the market timing cases, Milberg Weiss, Weiss & Yourman, Bernstein Litowitz, and Moulton & Gans represent persons

---

[2] Milberg Weiss, Weiss & Yourman, and Moulton & Gans appeared as counsel for certain plaintiffs in actions that were consolidated in the MDL. Milberg Weiss and Bernstein Litowitz are co-chairs of the Plaintiffs' Steering Committee in the MDL. Bernstein Litowitz is lead class counsel in the MDL for the consolidated class claims involving MFS mutual funds, and the City of Chicago Deferred Compensation Plan is lead plaintiff for the consolidated class claims in the MDL.

who no longer own shares of the MFS funds who may in fact benefit from recovery from the funds. But their attorneys – in order to represent the MFS funds in this action in Massachusetts – now have said that they will not seek recovery from the funds. Thus, Milberg Weiss, Weiss & Yourman, Bernstein Litowitz, and Moulton & Gans' representation of these former shareholders might be materially limited by the law firms' responsibilities to the funds in the present action, or vice versa, and there is no evidence that the various potentially affected clients have consented after consultation. See Mass. Rules of Professional Conduct Rule 1.7 cmt. 4 ("The critical questions are the likelihood that a conflict will eventuate and, if it does, whether it will materially interfere with the lawyer's independent professional judgment in considering alternatives or foreclose courses of action that reasonably should be pursued on behalf of the client.").

In light of these considerations, and in the interest of efficient judicial administration of these actions, the more appropriate course is not to consolidate the Dumond action with the other three actions and to deny the appointment of lead plaintiff, lead counsel and liaison counsel at this time to allow Milberg Weiss, Weiss & Yourman, Bernstein Litowitz, and Moulton & Gans further opportunity to try to address the conflicts of interest presented. It is important to deal with potential conflicts at the early stages of this litigation, rather than when and if the question of a remedy is reached.

Accordingly, the Forsythe and Eddings plaintiffs' motion for consolidation (docket no. 8) is GRANTED IN PART and DENIED IN PART. The actions entitled Eddings v. Sun Life Financial, Inc. et al., 04-cv-10764-GAO and Koslow v. Sun Life Financial, Inc. et al., 04-cv-11019-GAO shall be consolidated into the first-filed action entitled Forsythe v. Sun Life Financial, Inc. et al., 04-cv-10584-GAO and all future filings shall be made solely in the Forsythe action. The action entitled

Dumond v. Massachusetts Financial Services Co., 04-cv-11458-GAO shall proceed independent of the consolidated action. However, all four actions shall be coordinated for discovery and pretrial purposes. The motion for appointment of co-lead counsel and liaison counsel (docket no. 11) and the amended motion for appointment of co-lead plaintiffs, co-lead counsel and liaison counsel (docket no. 38) are DENIED WITHOUT PREJUDICE. The plaintiffs in the consolidated action are directed to file a consolidated amended complaint forthwith so that the action may proceed towards class certification, at which time motions to appoint lead plaintiffs and lead counsel may be renewed.

It is SO ORDERED.

January 13, 2005
DATE

\s\ George A. O'Toole, Jr.
DISTRICT JUDGE

EXHIBIT 2

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

04 10584 NG

ERIC FORSYTHE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. SUN LIFE FINANCIAL INC., MASSACHUSETTS FINANCIAL SERVICES COMPANY (d/b/a "MFS INVESTMENT MANAGEMENT"), JEFFREY L. SHAMES, JOHN W. BALLEN, KEVIN J. PARKE, LAWRENCE H. COHN, WILLIAM R. GUTOW, J. ATWOOD IVES, ABBY M. O'NEILL, LAWRENCE T. PERERA, WILLIAM J. POORVU, J. DALE SHERRATT, ELAINE R. SMITH, WARD SMITH, and JOHN DOES 1-100, Defendants, MFS CAPITAL OPPORTUNITIES FUND, MFS CORE GROWTH FUND, MFS EMERGING GROWTH FUND, MFS GROWTH OPPORTUNITIES FUND, MFS LARGE CAP GROWTH FUND, MFS MANAGED SECTORS FUND, MFS MID CAP GROWTH FUND, MFS NEW DISCOVERY FUND, MFS NEW ENDEAVOR FUND, MFS RESEARCH FUND, MFS STRATEGIC GROWTH FUND, MFS TECHNOLOGY FUND, MASSACHUSETTS INVESTORS GROWTH STOCK, MFS MID CAP VALUE FUND, MFS RESEARCH GROWTH AND INCOME FUND, MFS STRATEGIC VALUE FUND, MFS TOTAL RETURN FUND, MFS UNION STANDARD EQUITY FUND, MFS UTILITIES FUND, MFS VALUE FUND, MASSACHUSETTS INVESTORS TRUST, MFS AGGRESSIVE GROWTH ALLOCATION FUND, MFS CONSERVATIVE ALLOCATION FUND, MFS GROWTH ALLOCATION FUND, MFS MODERATE ALLOCATION FUND, MFS BOND FUND, MFS EMERGING MARKETS DEBT FUND, MFS GOVERNMENT LIMITED MATURITY FUND, MFS **[CAPTION CONTINUES ON NEXT PAGE]**	:	Civil Action No. _____ **CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY** MAGISTRATE JUDGE Alexander **<u>JURY TRIAL DEMANDED</u>** RECEIPT # ____ AMOUNT $ 150 SUMMONS ISSUED yes LOCAL RULE 4.1 ____ WAIVER FORM ____ MCF ISSUED ____ BY DPTY. CLK. F.O.M DATE 3/25/04

GOVERNMENT MORTGAGE FUND, MFS GOVERNMENT SECURITIES FUND, MFS HIGH INCOME FUND, MFS HIGH YIELD OPPORTUNITIES FUND, MFS INTERMEDIATE INVESTMENT GRADE BOND FUND, MFS LIMITED MATURITY FUND, MFS RESEARCH BOND FUND, MFS STRATEGIC INCOME FUND, MFS ALABAMA MUNICIPAL BOND FUND, MFS ARKANSAS MUNICIPAL BOND FUND, MFS CALIFORNIA MUNICIPAL BOND FUND, MFS FLORIDA MUNICIPAL BOND FUND, MFS GEORGIA MUNICIPAL BOND FUND, MFS MARYLAND MUNICIPAL BOND FUND, MFS MASSACHUSETTS MUNICIPAL BOND FUND, MFS MISSISSIPPI MUNICIPAL BOND FUND, MFS MUNICIPAL BOND FUND, MFS MUNICIPAL LIMITED MATURITY FUND, MFS NEW YORK MUNICIPAL BOND FUND, MFS NORTH CAROLINA MUNICIPAL BOND FUND, MFS PENNSYLVANIA MUNICIPAL BOND FUND, MFS SOUTH CAROLINA MUNICIPAL BOND FUND, MFS TENNESSEE MUNICIPAL BOND FUND, MFS VIRGINIA MUNICIPAL BOND FUND, MFS WEST VIRGINIA MUNICIPAL BOND FUND, MFS EMERGING MARKETS EQUITY FUND, MFS GLOBAL EQUITY FUND, MFS GLOBAL GROWTH FUND, MFS GLOBAL TOTAL RETURN FUND, MFS INTERNATIONAL GROWTH FUND, MFS INTERNATIONAL NEW DISCOVERY FUND, MFS INTERNATIONAL VALUE FUND, MFS RESEARCH INTERNATIONAL FUND, MFS CASH RESERVE FUND, MFS GOVERNMENT MONEY MARKET FUND, MFS MONEY MARKET FUND (collectively known as "MFS FUNDS")

Nominal Defendants.

Plaintiff, by and through his counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiff brings this action as a class action on behalf of investors in mutual funds belonging to the Massachusetts Financial Services family of mutual funds (i.e., the "MFS Funds," as defined in the caption above and on the list annexed hereto as Exhibit A) and derivatively on behalf of the MFS Funds, against the MFS Funds investment advisers, their corporate parents and the MFS Funds trustees.

2. This complaint alleges that Massachusetts Financial Services Company ("MFS Company") drew upon the assets of the MFS Funds to pay brokers to aggressively push MFS Funds over other funds, and that MFS Company concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, were not disclosed to investors in the MFS Funds public filings or elsewhere.

3. Thus MFS Funds investors were induced to purchase MFS Funds by brokers who received undisclosed payments from MFS Company to push MFS Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the MFS Funds, MFS Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push MFS Funds to still other brokerage clients.

4. MFS Company was motivated to make these secret payments to finance the improper marketing of MFS Funds because its fees were calculated as a percentage of the funds' average daily net asset value and, therefore, tended to increase as the number of MFS Funds investors grew. MFS Company attempted to justify this conduct on the ground that by increasing the MFS Funds assets they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, MFS Funds investors received none of the benefits of these

purported economies of scale. Yet, during the Class Period (as defined herein), MFS Company continued to skim millions from the MFS Funds to finance their ongoing marketing campaign. The MFS Funds trustees, who purported to be MFS Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, MFS Company and the defendant entities that control it breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Section 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. MFS Company also violated Section 34(b) of the Investment Company Act because, to further its improper course of conduct, it made untrue statements of material fact in fund registration statements and omitted to disclose material facts concerning the procedure for determining the amount of fees payable to MFS Company and concerning the improper uses to which the fees were put. Additionally, the MFS Funds trustees breached their common law fiduciary duties to the MFS Funds investors by knowingly and/or recklessly allowing the improper conduct alleged herein to occur and harm MFS Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a),

Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b).

9. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant MFS Company was an active participant in the wrongful conduct alleged herein and is headquartered within this District, at 500 Boylston Street, Boston, Massachusetts 02116.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

11. Plaintiff Eric Forsythe ("Plaintiff") purchased during the Class Period and continues to own shares or units of the Massachusetts Investors Trust and has been damaged by the conduct alleged herein.

12. Defendant Sun Life Financial Inc. ("Sun Life") is a financial services company and the ultimate parent of defendants bearing the MFS name. MFS Company is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which in turn is an indirect wholly-owned subsidiary of Sun Life. Sun Life maintains its U.S. office at One Sun Life Executive Park SC 2132, Wellesley Hills, Massachusetts 02481.

13. Defendant MFS Company is a subsidiary of Sun Life and offers investment products and money management services. MFS Company is registered as an investment adviser under the Investment Advisers Act and managed and advised the MFS Funds during the Class Period. MFS Company has ultimate responsibility for overseeing the day-to-day management of the MFS Funds. MFS Company, which conducts its advisory business under the name MFS Investment Management, is headquartered at 500 Boylston Street, Boston, Massachusetts 02116. ("MFS Company" and "MFS Investment Management" are referred to interchangeably herein). Investment management fees payable to MFS Company are calculated as a percentage of the funds' average daily net asset value.

14. During the Class Period, defendant Jeffrey L. Shames ("Shames") was a Chairman and Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. Additionally, Shames served as Chairman of MFS Company during the Class Period. Shames' business address is 500 Boylston Street, Boston, Massachusetts 02116.

15. During the Class Period, defendant John W. Ballen ("Ballen") was the President and Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. Additionally, Ballen served as Chief Executive Officer and Director of MFS Company during the Class Period. Ballen's business address is 500 Boylston Street, Boston, Massachusetts 02116.

16. During the Class Period, defendant Kevin J. Parke ("Parke") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. Additionally, Parke served as President, Chief Investment Officer and Director of the MFS Company during the Class Period. Parke's business address is 500 Boylston Street, Boston, Massachusetts 02116.

17. During the Class Period, defendant Lawrence H. Cohn, M.D. ("Cohn") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Cohn received compensation of $148,006 for the calendar year ended 2002. Cohn's business address is Brigham and Women's Hospital, PBB J-101, 75 Francis Street, Boston, Massachusetts 02115.

18. During the Class Period, defendant William R. Gutow ("Gutow") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Gutow received compensation of $148,006 for the calendar year ended 2002. Gutow's business address is 500 Boylston Street, Boston, Massachusetts 02116.

19. During the Class Period, defendant J. Atwood Ives ("Ives") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Ives received compensation of $164,031 for the calendar year ended 2002. Ives' business address is 500 Boylston Street, Boston, Massachusetts 02116.

20. During the Class Period, defendant Abby M. O'Neill ("O'Neill") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For her service as a Trustee overseeing the MFS fund complex, O'Neill received compensation of $146,450 for the calendar year ended 2002. O'Neill's business address is 500 Boylston Street, Boston, Massachusetts 02116.

21. During the Class Period, defendant Lawrence T. Perera ("Perera") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Perera received compensation of

$151,574 for the calendar year ended 2002. Perera's business address is 60 State Street, Boston, Massachusetts 02109.

22. During the Class Period, defendant William J. Poorvu ("Poorvu") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Poorvu received compensation of $161,463 for the calendar year ended 2002. Poorvu's business address is Harvard Business School, MBA Admissions, Dillon House, Soldiers Field Road, Boston, Massachusetts 02163.

23. During the Class Period, defendant J. Dale Sherratt ("Sherratt") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Sherratt received compensation of $149,006 for the calendar year ended 2002. Sherratt's business address is 500 Boylston Street, Boston, Massachusetts 02116.

24. During the Class Period, defendant Elaine R. Smith ("Elaine Smith") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For her service as a Trustee overseeing the MFS fund complex, Elaine Smith received compensation of $152,574 for the calendar year ended 2002. Elaine Smith's business address is 500 Boylston Street, Boston, Massachusetts 02116.

25. During the Class Period, defendant Ward Smith ("Ward Smith") was a Trustee charged with overseeing all of the 112 funds that make up the MFS fund complex. For his service as a Trustee overseeing the MFS fund complex, Ward Smith received compensation of $165,334 for the calendar year ended 2002. Ward Smith's business address is 500 Boylston Street, Boston, Massachusetts 02116.

26. Defendants John Does 1-100 were Trustees charged with overseeing the MFS fund complex during the Class Period, and any other wrongdoers later discovered, whose

identities have yet to be ascertained and which will be determined during the course of Plaintiffs' counsel's ongoing investigation.

27. Defendants Shames, Ballen, Parke, Cohn, Gutow, Ives, O'Neill, Perera, Poorvu, Sherratt, Elaine Smith, Ward Smith, and John Does 1-100 are referred to collectively herein as the "Trustee Defendants."

28. Nominal defendants the MFS Funds are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of trustees charged with representing the interests of the shareholders in one or a series of the funds. The MFS Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

29. Plaintiff brings certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased, redeemed or held shares or like interests in any of the MFS Funds between March 24, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

30. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the MFS Funds and MFS Company and may be

notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

31. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

32. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

33. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Investment Company Act was violated by defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

(c) whether MFS Company breached its common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d) whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the MFS Funds; and

(e) to what extent the members of the Class have sustained damages and the proper measure of damages.

34. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and

burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Trustee Defendants Breached Their Fiduciary Duties To MFS Funds Investors

35. MFS Funds public filings state that the MFS Funds have boards of trustees that are responsible for the management and supervision of each fund. In this regard, the most recent Statement of Additional Information for various classes of the Massachusetts Investors Trust (the "Statement of Additional Information"), which is available to the investor upon request, is typical of the Statements of Additional Information available for other MFS Funds. It states that, "[t]he Board of Trustees which oversees the Fund provides broad supervision over the affairs of the Fund. The Adviser is responsible for the investment management of the Fund's assets, and the officers of the Trust are responsible for its operations."

36. Moreover, the Statement of Additional Information states, with respect to the duties of the trustees vis-à-vis the funds' investment adviser, as follows:

> Investment Advisory Agreement – The Adviser manages the Fund pursuant to an Investment Advisory Agreement (the "Advisory Agreement") for all of the Funds in the Trust. Under the Advisory Agreement, the Adviser provides the Fund with overall investment advisory services. ***Subject to such policies as the Trustees may determine, the Adviser makes investment decisions for the Fund.*** For these services and facilities, the Adviser receives an annual investment advisory fee, computed and paid monthly [...]
>
> * * *
>
> The Advisory Agreement has an initial two-year term and continues in effect thereafter only if such continuance is specifically approved at least annually by the Board of Trustees or by vote of a majority of the Fund's shares [...] and, in either case, by a majority of the Trustees who are not parties to the Advisory Agreement or interested persons of any such party.

[Emphasis added.] The trustees of each fund are thus responsible for the review and approval of the advisory and fee agreements between MFS Company and the MFS Funds.

37. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment adviser is approved:

> In connection with their deliberations with regard to approval of the Fund's current investment advisory agreement with MFS [Company], the Trustees considered such information and factors as they believe, in the light of the legal advice furnished to them and their own business judgment, to be relevant to the interests of the shareholders of the Fund. Such factors include the nature, quality and extent of the services furnished by MFS to the Fund; the investment record of the Fund; ***comparative data as to investment performance, advisory fees and expense ratios***; ***possible economies of scale***; the necessity of MFS maintaining its ability to continue to retain and attract capable personnel to serve the Fund; the risks assumed by MFS; possible benefits to MFS from serving as adviser of the Fund and from providing certain administrative services to the Fund and from affiliates of MFS serving as principal underwriter and shareholder servicing agent of the Fund; current and developing conditions in the financial services industry, including the entry into the industry of large and well-capitalized companies which are spending and appear to be prepared to continue to spend substantial sums to engage personnel and to provide services to competing investment companies; the existence of appropriate incentives to assure that MFS will continue to furnish high quality services to the Fund; and various other factors.
>
> * * *
>
> Based upon their review, the Trustees determined that the investment advisory agreement was reasonable, fair and in the best interests of the Fund and its shareholders. The Trustees also concluded that the fees provided in the investment advisory agreement were fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality.

[Emphasis added.]

38. The Investment Company Institute ("ICI"), of which MFS Investment Management is a member, recently described the duties of mutual fund boards as follows:

More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.

Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.

Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.

In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.

[Emphasis added.][1]

39. In truth and in fact, the MFS Funds boards of trustees, *i.e.* the Trustee Defendants were captive to and controlled by MFS Company, who induced the Trustee Defendants to breach their statutory and fiduciary duties to manage and supervise the MFS Funds, approve all significant agreements and otherwise take reasonable steps to prevent MFS Company from skimming MFS Funds assets. In many cases, key MFS Funds trustees were employees or former employees of MFS Company and were beholden for their positions, not to MFS Funds investors, but, rather, to MFS Company, whom they were supposed to oversee. The Trustee Defendants served for indefinite terms at the pleasure of MFS Company and formed supposedly independent

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

committees, charged with responsibility for billions of dollars of fund assets (much of which were comprised of investors' college and retirement savings).

40. To ensure that the trustees toed the line, MFS Company often recruited key fund trustees from its own ranks. For example, during the Class Period, defendants Shames, Ballen and Parke were Trustees charged with overseeing all of the 112 funds that make up the MFS fund complex. Additionally, during the Class Period, Shames served as Chairman of MFS Company, Ballen served as Chief Executive Officer and Director of MFS Company and Parke served as President, Chief Investment Officer and Director of MFS Company.

41. In exchange for creating and managing the MFS Funds, including the Massachusetts Investors Trust, MFS Company charged the MFS Funds a variety of fees, each of which was calculated as a percentage of the funds' average daily net asset value. Hence, the more money invested in the funds, the greater the fees paid to MFS Company. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Trustee Defendants' dependence on the investment management company, and their failure to properly manage the investment adviser, millions of dollars in MFS Funds assets were transferred through fees payable from MFS Funds assets to MFS Company that were of no benefit to fund investors.

42. As a result of these practices, the mutual fund industry was enormously profitable ***for MFS Company***. In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass,***

> ***the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.***
>
> * * *
>
> ***The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .*** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never."

[Emphasis added.]

43. Plaintiff and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which MFS Company was using so-called 12b-1 fees, Soft Dollars (as defined below) and commissions to improperly siphon assets from the funds.

MFS Company Used Rule 12b-1
<u>Marketing Fees For Improper Purposes</u>

44. Rule 12b-1, promulgated by the SEC under Section 12(b) of the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and

evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders.*** " [Emphasis added.]

45. The Rule 12b-1 exceptions to the Section 12(b) prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Trustee Defendants authorized, and MFS Company collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

46. However, the purported Rule 12b-1 fees charged to MFS Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the 12b-1 plans would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to MFS Funds investors. Rather, MFS Funds management and other fees steadily increased throughout the Class Period. This was a red flag that the Trustee Defendants knowingly or recklessly disregarded. In truth, the MFS Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Trustee Defendants reviewed written reports of the amounts expended pursuant to the MFS Funds Rule

12b-1 plans, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 plans, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Trustee Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 plans, even though such payments not only harmed existing MFS Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective MFS Funds investors.

47. Many of the MFS Funds charging Rule 12b-1 fees charged investors the maximum fees permissible pursuant to the MFS Funds Rule 12b-1 plans. There was no reasonable likelihood that the Rule 12b-1 fees would benefit the funds or their shareholders because the increased fees charged to shareholders created diminished marginal returns. Therefore, the Rule 12b-1 plans authorizing such fees should have been terminated.

48. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers in the form of excessive commissions that were not disclosed or authorized by the MFS Funds Rule 12b-1 plans.

MFS Company Charged Its Overhead To MFS Funds Investors And Secretly Paid Excessive <u>Commissions To Brokers To Steer Clients To MFS Funds</u>

49. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of

the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

50. MFS Company went far beyond what is permitted by the Section 28(e) safe harbor. MFS Company used Soft Dollars to pay overhead costs, thus charging MFS Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by MFS Company. MFS Company also paid excessive commissions to broker dealers on top of any supposedly justifiable Soft Dollars to steer their clients to MFS Funds and directed brokerage business to firms that favored MFS Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push MFS Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to MFS Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, MFS Company also violated Section 12(b) of the Investment Company Act because such payments were not made pursuant to valid Rule 12b-1 plans.

51. The excessive commissions did not fund any services that benefited the MFS Funds shareholders. This practice materially harmed Plaintiff and other members of the Class from whom the Soft Dollars and excessive commissions were taken.

52. Additionally, on information and belief, the MFS Funds, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties.

THE NOVEMBER 17, 2003 ANNOUNCEMENT

53. On November 17, 2003, these abusive and improper practices began to come to light when the SEC issued a press release (the "November 17 SEC Release") in which it announced a $50 million settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper mutual fund sales practices. The MFS Funds were identified the next day as one of the mutual fund families that Morgan Stanley brokers were improperly paid to push. In this regard, the release announced:

> the institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) for failing to provide customers important information relating to their purchases of mutual fund shares. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.
>
> ***Stemming from the SEC's ongoing industry-wide investigation of mutual fund sales practices, this inquiry uncovered two distinct, firm-wide disclosure failures by Morgan Stanley. The first relates to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complexes paid Morgan Stanley substantial fees for preferred marketing of their funds.*** To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch

managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions.

Id. [Emphasis added.]

54. The November 17 SEC release further stated:

> The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.
>
> Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: "Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives -- in the form of 'shelf space' payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."
>
> Morgan Stanley has agreed to settle this matter, without admitting or denying the findings in the Commission's Order. As part of the settlement, Morgan Stanley will pay $25 million in disgorgement and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million.
>
> * * *
>
> In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchase of different mutual fund share classes.
>
> Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.
>
> * * *

> The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id.

55. On November 18, 2003, *The Washington Post* published an article entitled "Morgan Stanley Settles With SEC, NASD." The article states in relevant part:

> Investors who bought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products, according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits, according to the SEC.
>
> * * *
>
> ***Morgan said yesterday that companies in its "Partners Program" included . . . MFS Investment Management.***
>
> * * *
>
> Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared," said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

[Emphasis added.]

56. On January 14, 2004, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to

brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund.
>
> * * *
>
> ***People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.***

Id. [Emphasis added.]

57. On March 16, 2004, in the story "MFS Ends 'Soft Dollar' Payments on Concerns Over Ethics," *The Wall Street Journal* announced that MFS Company was ending its practice of paying brokers Soft Dollars. In the story, MFS Company recognizes that shareholders paying for research services in Soft Dollars wrongfully obscures the true value of the benefits received by the funds and their shareholders. The article stated in pertinent part as follows:

> ***Aiming to show its seriousness about mutual-fund ethics, Massachusetts Financial Services Co. has stopped paying brokers in "soft dollars" – which essentially are inflated stock-trading commissions – for research and other services.***

* * *

> ***MFS, for its part, has a new nonexecutive chairman, Robert Pozen, who sees the soft-dollar funnel as a lucrative one for brokers, but one that hides the true cost of such services to shareholders. "It's all camouflaged," said Mr. Pozen, a former associate general counsel of the SEC. Now, he added, "If we want something, if we think it's valuable, we will pay cash."***
>
> ***Mutual funds and other institutional investors paid about $12.7 billion in commissions in 2002, about half of which was compensation for research and other forms of soft-dollar services***, according to the latest numbers from research firm Greenwich Associates.
>
> MFS and other big fund firms now pay about five cents per share for stock trades in "bundled" soft-dollar arrangements that include research and payment for executing trades. The stripped-down, no-research rate at an electronic-trading service might be as low as two cents a share. ***One reason fund companies bundle research into commissions is that commission payments are subtracted directly from shareholder's accounts, rather than being taken out of the management fees paid to the fund companies.***
>
> MFS, a unit of Sun Life Financial Inc., estimates that it will now have to shell out an additional $10 million to $15 million a year out of its own pockets because of its new policy, reducing its mutual-fund advisory fees by 2% annually.

[Emphasis added.] The March 16 *Wall Street Journal* article also added that MFS had stopped paying brokerage commissions to encourage brokers to push MFS funds, noting that the SEC is currently investigating such arrangements.

The Prospectuses Were Materially False And Misleading

58. Plaintiff and other members of the Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the MFS Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

59. The Statement of Additional Information, referred to in certain of the MFS Funds' prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars and directed brokerage:

> As permitted by Section 28(e) of the Securities Exchange Act of 1934, as amended, the Adviser may cause the Fund to pay a broker or dealer which provides brokerage and research services to the adviser an amount of commission for effecting a securities transaction for the Fund in excess of the amount other brokers or dealers would have charged for the transaction ***if the Adviser determines in good faith that the greater commission is reasonable in relation to the value of the brokerage and research services provided by the executing broker or dealer viewed in terms or either a particular transaction or the Adviser's overall responsibilities to the Fund and its other clients.***
>
> * * *
>
> Consistent with the Advisory Agreement and applicable rules and regulations, ***the Adviser may consider sales of shares of the Fund and of other funds or accounts of the Adviser as a factor in the selection of broker-dealers to execute the Fund's portfolio transactions.***

[Emphasis added.]

60. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and damaging adverse facts which damaged Plaintiff and other members of the Class:

(a) that MFS Company authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

(b) that MFS Company directed brokerage payments to firms that favored MFS Funds, which was a form of marketing that was not disclosed in or authorized by the MFS Funds Rule 12b-1 plans;

(c) that the MFS Funds Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plans were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plans would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to MFS Funds, MFS Company was knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the MFS Funds to new investors were not passed on to MFS Funds investors;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from MFS Funds assets, to pay for overhead expenses the cost of which should have been borne by MFS Company and not MFS Funds investors; and

(g) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise MFS Company and that, as a consequence, MFS Company was able to systematically skim millions and millions of dollars from the MFS Funds.

COUNT I

Against MFS Company For Violations Of Section 34(b) Of The Investment Company Act On Behalf Of The Class

61. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

62. This Count is asserted against MFS Company in its role as investment adviser to the MFS Funds.

63. MFS Company made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. MFS Company failed to disclose the following:

(a) that MFS Company authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of its fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

(b) that MFS Company directed brokerage payments to firms that favored MFS Funds, which was a form of marketing that was not disclosed in or authorized by the MFS Funds Rule 12b-1 plans;

(c) that the MFS Funds Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plans were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plans would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to MFS Funds, MFS Company was knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the MFS Funds to new investors were not passed on to MFS Funds investors;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from MFS Funds assets, to pay for overhead expenses the cost of which should have been borne by MFS Company and not MFS Funds investors; and

(g) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Trustee Defendants failed to monitor and supervise MFS Company and that, as a consequence, MFS Company was able to systematically skim millions and millions of dollars from the MFS Funds.

64. By reason of the conduct described above, MFS Company violated Section 34(b) of the Investment Company Act.

65. As a direct, proximate and foreseeable result of MFS Company's violation of Section 34(b) of the Investment Company Act, MFS Funds investors have incurred damages.

66. Plaintiff and the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the MFS Funds themselves.

67. MFS Company, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against MFS Company Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The MFS Funds

68. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

69. This Count is brought by the Class (as MFS Funds securities holders) on behalf of the MFS Funds against MFS Company for breach of its fiduciary duties as defined by Section 36(b) of the Investment Company Act.

70. MFS Company had a fiduciary duty to the MFS Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to MFS Company.

71. MFS Company violated Section 36(b) by improperly charging investors in the MFS Funds purported Rule 12b-1 marketing fees, and by drawing on MFS Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

72. By reason of the conduct described above, MFS Company violated Section 36(b) of the Investment Company Act.

73. As a direct, proximate and foreseeable result of MFS Company's breach of the fiduciary duty of loyalty in its role as investment adviser to MFS Funds investors, the MFS Funds and the Class have incurred millions of dollars in damages.

74. Plaintiff, in this count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the MFS Funds by MFS Company.

COUNT III

Against Sun Life (As A Control Person Of MFS Company) And The Trustee Defendants (As Control Persons Of MFS Company) For Violation Of Section 48(a) Of The Investment Company Act By The Class And Derivatively On Behalf Of The MFS Funds

75. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

76. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Sun Life as a control person of MFS Company and the Trustee Defendants as control persons of MFS Company, who caused MFS Company to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of Sun Life and the Trustee Defendants.

77. MFS Company is liable under Section 34(b) of the Investment Company Act to the Class and under Section 36(b) of the Investment Company Act to the MFS Funds as set forth herein.

78. Sun Life and the Trustee Defendants were "control persons" of MFS Company and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over MFS Company, Sun Life and the Trustee Defendants directly and indirectly, had the power and authority, and exercised the same, to cause MFS Company to engage in the wrongful conduct complained of herein.

79. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Sun Life and the Trustee Defendants are liable to Plaintiff to the same extent as are MFS Company for its primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

80. By virtue of the foregoing, Plaintiff and other Class members are entitled to damages against Sun Life and the Trustee Defendants.

COUNT IV

Against MFS Company Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The MFS Funds

81. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

82. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

83. MFS Company served as "investment adviser" to the MFS Funds and other members of the Class pursuant to the Investment Advisers Act.

84. As a fiduciary pursuant to the Investment Advisers Act, MFS Company was required to serve the MFS Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

85. During the Class Period, MFS Company breached its fiduciary duties to the MFS Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the MFS Funds. As detailed above, MFS Company skimmed money from the MFS Funds by charging and collecting fees from the MFS Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich MFS Company, among other defendants, at the expense of the MFS Funds. MFS Company breached its fiduciary duties owed to the MFS Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the MFS Funds.

86. MFS Company is a liable as a direct participant in the wrongs complained of herein. MFS Company, because of its position of authority and control over the MFS Funds was able to and did control the fees charged to and collected from the MFS Funds and otherwise control the operations of the MFS Funds.

87. MFS Company had a duty to (1) disseminate accurate and truthful information with respect to the MFS Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the MFS Funds. MFS Company participated in the wrongdoing complained of herein in order to prevent the MFS Funds from knowing of MFS Company's breaches of fiduciary duties including: (1) the charging of the MFS Funds and MFS Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the MFS Funds for excessive and improper commission payments to brokers.

88. As a result of MFS Company's multiple breaches of its fiduciary duties owed to the MFS Funds, the MFS Funds were damaged.

89. The MFS Funds are entitled to rescind their investment advisory contracts with MFS Company and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach Of Fiduciary Duty Against MFS Company On Behalf Of The Class

90. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

91. As adviser to the MFS Funds, MFS Company was a fiduciary to the Plaintiff and other members of the Class and was required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

92. As set forth above, MFS Company breached its fiduciary duties to Plaintiff and the Class.

93. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of MFS Company and have suffered substantial damages.

94. Because MFS Company acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, MFS Company is liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach Of Fiduciary Duty Against The Trustee Defendants On Behalf Of The Class

95. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

96. As MFS Funds trustees, the Trustee Defendants had a fiduciary duty to the MFS Funds and MFS Funds investors to supervise and monitor MFS Company.

97. The Trustee Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent MFS Company from (1) charging the MFS Funds and MFS Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the MFS Funds for excessive and improper commission payments to brokers.

98. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of MFS Company and have suffered substantial damages.

99. Because MFS Company acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, MFS Company is liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against MFS Company On Behalf Of The Class

100. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

101. At all times herein, the broker dealers that sold MFS Funds had fiduciary duties of loyalty to their clients, including Plaintiff and other members of the Class.

102. MFS Company knew or should have known that the broker dealers had these fiduciary duties.

103. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing MFS Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiff and the other members of the Class.

104. MFS Company possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

105. MFS Company's actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiff and the other members of the class. By actively participating in the brokerages' breaches of fiduciary duties, MFS Company is liable therefor.

106. As a direct, proximate and foreseeable result of MFS Company's knowing participation in the brokerages' breaches of fiduciary duties, Plaintiff and the Class have suffered damages.

107. Because MFS Company acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, MFS Company is liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as the Class representative and Plaintiff's counsel as Class Counsel pursuant to Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the MFS Funds rescission of their contracts with MFS Company, including recovery of all fees which would otherwise apply, and recovery of all fees paid to MFS Company;

E. Ordering an accounting of all MFS Funds-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiff and the Class have an effective remedy;

H. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: March 25, 2004

MOULTON & GANS, P.C.

By: [signature]
Nancy Freeman Gans (BBO #184540)
33 Broad Street, Suite 1100
Boston, Massachusetts 02109-4216
(617) 369-7979

MILBERG WEISS BERSHAD HYNES & LERACH LLP
Steven G. Schulman
Janine L. Pollack
Kim E. Levy
Peter E. Seidman
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
(410) 332-0030

Counsel for Plaintiff and the Class

EXHIBIT A

The MFS Funds

MFS Capital Opportunities Fund
MFS Core Growth Fund
MFS Emerging Growth Fund
MFS Growth Opportunities Fund
MFS Large Cap Growth Fund
MFS Managed Sectors Fund
MFS Mid Cap Growth Fund
MFS New Discovery Fund
MFS New Endeavor Fund
MFS Research Fund
MFS Strategic Growth Fund
MFS Technology Fund
Massachusetts Investors Growth Stock
MFS Mid Cap Value Fund
MFS Research Growth And Income Fund
MFS Strategic Value Fund
MFS Total Return Fund
MFS Union Standard Equity Fund
MFS Utilities Fund
MFS Value Fund
Massachusetts Investors Trust
MFS Aggressive Growth Allocation Fund
MFS Conservative Allocation Fund
MFS Growth Allocation Fund
MFS Moderate Allocation Fund
MFS Bond Fund
MFS Emerging Markets Debt Fund
MFS Government Limited Maturity Fund
MFS Government Mortgage Fund
MFS Government Securities Fund
MFS High Income Fund
MFS High Yield Opportunities Fund
MFS Intermediate Investment Grade Bond Fund
MFS Limited Maturity Fund
MFS Research Bond Fund
MFS Strategic Income Fund
MFS Alabama Municipal Bond Fund
MFS Arkansas Municipal Bond Fund
MFS California Municipal Bond Fund
MFS Florida Municipal Bond Fund
MFS Georgia Municipal Bond Fund
MFS Maryland Municipal Bond Fund

MFS Massachusetts Municipal Bond Fund
MFS Mississippi Municipal Bond Fund
MFS Municipal Bond Fund
MFS Municipal Limited Maturity Fund
MFS New York Municipal Bond Fund
MFS North Carolina Municipal Bond Fund
MFS Pennsylvania Municipal Bond Fund
MFS South Carolina Municipal Bond Fund
MFS Tennessee Municipal Bond Fund
MFS Virginia Municipal Bond Fund
MFS West Virginia Municipal Bond Fund
MFS Emerging Markets Equity Fund
MFS Global Equity Fund
MFS Global Growth Fund
MFS Global Total Return Fund
MFS International Growth Fund
MFS International New Discovery Fund
MFS International Value Fund
MFS Research International Fund
MFS Cash Reserve Fund
MFS Government Money Market Fund
MFS Money Market Fund

EXHIBIT 3

26438
fu

RECEIVED
MAY 0 5 2004
KELLER ROHRBACK L.L.P

RECEIVED
04 MAY -4 PM 3:02
CLERK U.S. DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA, FLORIDA

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

MARCUS DUMOND, HENRY BERDAT, STUART V. and ROSEMARY STURGESS, KATHLEEN BLAIR, WILLIAM and MARGIE BOOTH, KAREN PEACH, and RICHARD and EVELYN KELLER,

Plaintiffs,

v.

MASSACHUSETTS FINANCIAL SERVICES COMPANY and MFS FUND DISTRIBUTORS, INC.,

Defendants.

Case No.: 8:04-CV-1007-T-26MSS

(THIS COMPLAINT DOES NOT ALLEGE LATE TRADING OR MARKET TIMING CLAIMS)

COMPLAINT

Plaintiffs, Marcus Dumond, Henry Berdat, Stuart V. and Rosemary Sturgess, Kathleen Blair, William and Margie Booth, Karen Peach, and Richard and Evelyn Keller, for the use and benefit of the MFS Capital Opportunities Fund, MFS Emerging Growth Fund, MFS Government Securities Fund, MFS Government Limited Maturity Fund, MFS Mid Cap Growth Fund, MFS Research Fund, MFS Value Fund, MFS Municipal Income Fund, MFS Strategic Growth Fund, MFS Total Return Fund, and Massachusetts Investors Growth Stock Fund, sue Defendants, Massachusetts Financial Services Company and MFS Fund Distributors, Inc., and allege:

I. JURISDICTION AND VENUE

1. This action is a derivative action brought by Plaintiffs on behalf of the MFS Capital Opportunities Fund, MFS Emerging Growth Fund, MFS Government Securities Fund, MFS Government Limited Maturity Fund, MFS Mid Cap Growth Fund, MFS Research Fund, MFS Value Fund, MFS Municipal Income Fund, MFS Strategic Growth Fund, MFS Total Return

Fund, and Massachusetts Investors Growth Stock Fund (collectively, the "Funds") pursuant to § 36(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. § 80a-35(b).

2. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

3. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(2)-(3). Defendants are inhabitants of or transact business in this district, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this district, and Defendants may be found in this district.

4. All conditions precedent have been performed or have occurred.

II. BACKGROUND

5. Plaintiffs are shareholders in various open-end registered investment companies, or mutual funds (collectively, the "Funds") created, sold, advised, and managed with other funds as part of the Massachusetts Financial Services fund family or complex by Defendants (the "Fund Complex").

6. MFS manages over $138 billion in assets and is the fifth largest load mutual fund family in the mutual fund industry. All actions taken by Defendants have been taken by Defendants' authorized agents or have been ratified.

7. Defendants, as the underwriters, distributors, advisors, and control persons of the Funds, owe fiduciary and other duties to Plaintiffs and all shareholders of the funds in the Fund Complex.

8. Defendants receive fees paid by Plaintiffs and other shareholders of the Funds for providing (a) pure investment advisory services and (b) administrative services. These fees are based on a percentage of the net assets of each of the Funds.

9. The pure investment advisory services Defendant Advisors provide to the Funds are identical to the investment advisory services Defendant or its affiliates provide to other clients, such as the Public Employee Retirement System of Idaho ("PERSI"), and entail essentially identical costs.

10. Despite the equivalence of the investment advisory services Defendant Advisor provides to the Funds and its other clients, the fees in dollar amounts that Defendants receive from the Funds that are attributable to pure investment advisory services are much higher than the fees Defendants or their affiliates receive from other clients for the identical services. *See* ¶¶ 56 - 59, *infra*.

11. Defendant Distributor also charges distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendants have adopted with respect to the Funds pursuant to Rule 12b-l, 17 C.F.R. § 270.12b-1 ("Distribution Plans"). The distribution fees are based on a percentage of the net assets of each of the funds in the Fund Complex. Under the Distribution Plans, Defendants collect distribution and service fees in excess of $40 million annually from the Massachusetts Investors Trust, a large blend stock fund, alone. Defendants purportedly collect distribution fees in order to grow or stabilize the assets of the Funds so that the Funds can benefit from economies of scale through reduced advisory fees.

Section 36(b) of the Investment Company Act of 1940

12. In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-l et seq. (the "ICA"). The ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisors such as Defendants. In the 1960s, it became clear to Congress that investment advisors to equity mutual funds were

gouging those funds with excessive fees, particularly by not taking economies of scale into account. As a result, § 36(b), 15 U.S.C., § 80a-35(b), was added to the ICA in 1970, which created a federal cause of action for breach of fiduciary duty.

13. Section 36(b) provides in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person....

14. In 1982, Sun Life of Canada acquired the MFS investment management operation for $40 million. By 2000, MFS was contributing $ (Canadian) 65 million in net income to Sun Life's bottom line in a single *quarter*. For 2002, MFS's earnings were $174 million; for 2003, operating earnings were $168 million. MFS's revenues for 2002 were $1.26 billion. Growth of assets under management has generated substantial economies of scale, to the great benefit of the Defendants and their parent company, Sun Life Financial Services of Canada, Inc.

15. While the Funds have grown dramatically in size, the nature of the services rendered by Defendants has changed little, if at all. Indeed, advances in computing and communication technologies in the past twenty years have resulted in exponential efficiencies that have dramatically reduced the costs of servicing mutual funds in ways Congress could not have imagined when it enacted ICA § 36(b). Nonetheless, the distribution and advisory fees paid to Defendant Advisors have grown dramatically, as have MFS profits. As a result, the advisory

fees paid to Defendants (and accepted by them in violation of their statutory fiduciary duties) are disproportionately large in relationship to the services rendered to Plaintiffs.

16. In addition, Defendants, in violation of their fiduciary duties to Plaintiffs, have retained excess profits resulting from economies of scale. These economies of scale are a product of the dramatic growth in assets managed by Defendants, caused in part by marketing programs paid for with the distribution fees charged to Plaintiffs and in part by Defendants' ability to provide the identical investment advisory services they provide Plaintiffs to other clients at little or no additional cost. The excess profits resulting from these economies of scale belong to Plaintiffs and the other shareholders of the Funds.

17. The fees paid to Defendants are technically approved by the Fund's boards of directors[1]. A majority of the boards are comprised of statutorily presumed "disinterested" directors as that term is defined in § 10 of the ICA. Regardless of whether these presumably "disinterested" directors meet the requirements of § 10 of the ICA, there is an obvious lack of conscientiousness and aggressiveness by the directors in reviewing, negotiating and approving the advisory and distribution fees paid by each of the Funds. In addition, even if statutorily disinterested, the directors are in all practical respects dominated and unduly influenced by Defendants in reviewing and approving the fees paid by Plaintiffs and other shareholders of the Funds. In particular, Defendants do not provide the directors with sufficient information for the directors to fulfill their obligations, a factor supporting a finding that Defendants have breached their fiduciary duties.

[1] While some of the Funds at issue here are technically governed by a board of trustees rather than directors, the term "directors" is used throughout the complaint and should be read as synonymous with "trustees," as it is under the ICA. *See* 15 U.S.C., § 80a-2(a)(12).

18. Although the fees challenged in this lawsuit may appear to be very small on a shareholder-by-shareholder basis, they cause a dramatic decrease in Plaintiffs' investment returns over time. Arthur Levitt, past Chairman of the Securities and Exchange Commission ("SEC"), was critical of what he called the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can over time, create such drastic erosion in returns....In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

19. Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2001).

Rule 12b-1 Distribution Plans

20. Prior to 1980, the use of fund assets (which are owned by the shareholders) to sell new fund shares was prohibited. The SEC had historically been reluctant to allow fund advisers to charge their shareholders for selling shares to others:

> [T]he cost of selling and purchasing mutual fund shares should be borne by the investors who purchase them and thus presumably receive the benefits of the investment, and not, even in part, by the existing shareholders of the fund who often derive little or no benefit from the sale of new shares.

21. Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg. & L. Rep. (BNA) No. 137 pt. II, at 7.

22. After intense lobbying by the mutual fund industry, the Commission agreed to consider modifying its objections to allow current fund shareholders to pay distribution expenses. In early comment letters and in proxy statements proposing adoption of plans of distribution, the mutual fund industry argued that adding assets to an existing mutual fund would

create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs.

23. Accepting the mutual fund industry's argument that a growth in assets would lead to a quid pro quo reduction in advisory fees and other expenses, the Commission tentatively approved Rule 12b-l, 17 C.F.R. § 270.12b-1. However, numerous conditions were attached to the use of fund assets to pay distribution expenses. For example, the Commission wanted to be certain that investment advisers would not "extract additional compensation for advisory services by excessive distributions under a 12b-1 plan." *Meyer v. Oppenheimer Management Corp.*, 895 F.2d 861, 866 (2d Cir. 1990). Unfortunately, that is precisely what Defendants have done: extracted additional compensation for their retail advisory services by causing Plaintiffs and other shareholders to pay Defendants' marketing expenses to acquire new shareholders so that these new shareholders could pay additional advisory fees to Defendants. Under this regime, Defendants get the financial benefit; Plaintiffs bear the financial burden.

24. Defendants have adopted 12b-l Distribution Plans for the Funds. These Distribution Plans must be reviewed annually by the Funds' directors. In particular, the directors must "request and evaluate . . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). In addition, minutes must be maintained to record all aspects of the directors' deliberation, and the directors must conclude "in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders." 17 C.F.R. § 270.12b-l(e).

25. Despite the dramatic growth in assets managed by Defendants, both the advisory and distribution fees charged by Defendants have grown, both in terms of whole dollars and as a

percentage of assets. Accordingly, the Distribution Plans have produced no economies-of-scale benefits to the shareholders of the Funds. Rather, the Distribution Plans have served only Defendants, just as the Commission feared when it found that "the use of mutual fund assets to finance distribution activities would benefit mainly the management of a mutual fund rather than its shareholders, and therefore such use of fund assets should not be permitted." Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977). As such, the Distribution Plans violate the intent and purpose of Rule 12b-1 and are entirely a waste of fund assets.

26. Furthermore, the distribution fees are based on the net asset value of the Funds and not on the distribution activity, if any, by Defendants, such as number of shares sold. Accordingly, in addition to failing to benefit Plaintiffs and other shareholders, the Distribution Plans have extracted additional compensation for advisory services to Defendants, thereby resulting in excessive fees paid to them. For example, any portion of the fees paid to Defendants that are derived from market increases in the net asset value of the fund rather than any distribution activity by Defendants constitutes additional and excessive compensation for advisory services.

27. Despite the fact that Plaintiffs and the other shareholders of the Funds have enjoyed no benefits from the Distribution Plans, even though they contributed to the growth of fund assets by paying distribution fees, and despite the fact that the Distribution Plans have allowed Defendants to extract additional and excessive compensation from Plaintiffs and the other shareholders of the Funds, the directors of the Funds have continued to approve, year after year, continuation of the Distribution Plans in violation of both Rule 12b-1 and § 36(b).

Nature of Claims

28. In this action, Plaintiffs seek to rescind the investment advisory agreements and Distribution Plans and to recover the total fees charged by Defendants or, alternatively, to recover the excess profits resulting from economies of scale wrongfully retained by Defendants and to recover other excessive compensation received by, or improper payments wrongfully retained by, Defendants in breach of their fiduciary duty under the ICA § 36(b), 15 U.S.C. § 80a-35(b). Because the conduct complained of herein is continuing in nature, Plaintiffs seek recovery for a period commencing at the earliest date in light of any applicable statute of limitations through the date of final judgment after trial.

29. No pre-suit demand on the boards of directors of the Funds is required, as the requirements of Rule 23.1 do not apply to actions under § 36(b) of the ICA. *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523 (1984).

III. PARTIES

30. Plaintiff Marcus Dumond is a resident of Brandon, Florida, and a shareholder at all relevant times of the MFS Emerging Growth Fund. The MFS Emerging Growth Fund is a registered investment company under the Investment Company Act of 1940, and a series of the MFS Series Trust II, a registered Massachusetts business trust.

31. Plaintiff Henry Berdat is a resident of Largo, Florida, and a shareholder at all relevant times of the MFS Capital Opportunities Fund, the MFS Strategic Growth Fund, and the Massachusetts Investors Growth Stock Fund. The MFS Capital Opportunities Fund, the MFS Strategic Growth Fund, and the Massachusetts Investors Growth Stock Fund are all registered investment companies under the Investment Company Act of 1940. The MFS Capital Opportunities Fund is a series of the MFS Series Trust VII, a registered Massachusetts business

trust. The MFS Strategic Growth Fund is a series of the MFS Series Trust I, a registered Massachusetts business trust. The Massachusetts Investors Growth Stock Fund is a registered Massachusetts business trust.

32. Plaintiffs Stuart V. Sturgess and Rosemary Sturgess are residents of Palm Harbor, Florida, and shareholders at all relevant times of the MFS Capital Opportunities Fund. The MFS Capital Opportunities Fund is a registered investment company under the Investment Company Act of 1940, and a series of the MFS Series Trust VII, a registered Massachusetts business trust.

33. Plaintiff Kathleen Blair is a resident of Pensacola, Florida, and a shareholder at all relevant times of the MFS Governmental Securities Fund, the MFS Mid Cap Growth Fund, and the MFS Total Return Fund. The MFS Governmental Securities Fund, the MFS Mid Cap Growth Fund, and the MFS Total Return Fund are all registered investment companies under the Investment Company Act of 1940. The MFS Governmental Securities Fund is a Massachusetts business trust. The MFS Mid Cap Growth Fund is a series of the MFS Series Trust IV, a registered Massachusetts business trust. The MFS Total Return Fund is a series of the MFS Series Trust V, a registered Massachusetts business trust.

34. Plaintiffs William Booth and Margie Booth are residents of New Port Richey, Florida, and shareholders at all relevant times of the MFS Mid Cap Growth Fund and the MFS Value Fund. The MFS Mid Cap Growth Fund and the MFS Value Fund are both registered investment companies under the Investment Company Act of 1940. The MFS Mid Cap Growth Fund is a series of the MFS Series Trust IV, a registered Massachusetts business trust. The MFS Value Fund is a series of the MFS Series Trust I, a registered Massachusetts business trust.

35. Plaintiff Karen Peach is a resident of St. Petersburg, Florida, and a shareholder at all relevant times of the MFS Research Fund. The MFS Research Fund is a registered

investment company under the Investment Company Act of 1940, and a series of the MFS Series Trust V, a Massachusetts business trust.

36. Plaintiffs Richard Keller and Evelyn Keller are residents of Scottsdale, Arizona, and shareholders at all relevant times of the MFS Municipal Income Fund and the MFS Government Limited Maturity Fund. The MFS Municipal Income Fund, and the MFS Government Limited Maturity Fund are both registered investment companies under the Investment Company Act of 1940 and are both registered Massachusetts business trusts.

37. MFS Fund Distributors, Inc. is a Delaware corporation with its principal place of business in Boston, Massachusetts, and it serves as the principal underwriter and distributor of the shares in the Plaintiff mutual funds.

38. Massachusetts Financial Services Company is a Delaware corporation headquartered in Boston, Massachusetts.

IV. GENERAL ALLEGATIONS

39. The test for determining whether compensation paid to Defendants violates § 36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in the light of all of the surrounding circumstances." *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 928 (2d Cir. 1982). In order to violate § 36(b), "the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Id.*

40. In applying this test, all pertinent facts must be weighed in determining whether a fee or other compensation violates § 36(b). The *Gartenberg* court specifically identified six factors (a portion of "all pertinent facts") to be considered in determining whether a fee is so

disproportionately large that it bears no reasonable relationship to the services rendered. These factors include: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the advisor/manager; (3) economies of scale; (4) comparative fee structures; (5) fallout benefits (i.e. indirect profits to the advisor/manager resulting from the existence of the funds); and (6) the care and conscientiousness of the directors. A review of these factors, and the facts in this case, demonstrates that the fees charged by Defendants to the Funds violate § 36(b).

(A) The Nature and Quality of the Services Provided to the Funds

41. The nature of the investment advisory services provided to the Funds is straightforward: Defendants buy and sell, at their discretion, stocks, bonds, and other securities for the Funds. This is precisely the same service provided to Defendants' institutional and other clients (albeit at a dramatically dollar lower cost). On information and belief, the materials provided by Defendants to the directors of the Funds establish that the nature of these services has remained unchanged despite dramatic growth in the assets of the Funds and advisory revenues.

42. Despite the fact that the Funds receive identical investment advisory services as Defendants' institutional and other clients, Plaintiffs pay Defendants dramatically higher fees because these fees are not negotiated at arm's length as they are with the institutional and other clients. This disparity in fees evinces Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and the shareholders of the Funds.

43. On information and belief, Defendants repeatedly put their own financial interests ahead of the interests of the Funds and the shareholders of the Funds by participating in arrangements and schemes that benefit Defendants at the expense of the Funds and the shareholders of the Funds. The cost of this conflict of interest, which does not exist in the case

of the arm's-length relationships with institutional clients, is manifest not only in higher fees, but also in other losses and expenses borne by the Funds and the shareholders of the Funds. These losses and expenses directly impact the quality of the investment advisory services Defendants provide to the Funds.

44. One example of Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and shareholders of the Funds is Defendants' involvement in illegal uses of fund assets to attract additional business. One example of such illegal use of fund assets is where Defendants use 12b-1 fees provided by the retail fund shareholders to attract non-retail clients that benefit from certain considerations (such as fee rebates) at the expense of the retail fund shareholders but with no economic benefit accruing to retail fund shareholders.

45. Another example is where Defendants use fund assets, in violation of Rule 12b-1, to participate in pay-to-play schemes such as "directed brokerage," where the Defendants cause the Funds to make payments over and above the payments permitted under the Funds' 12b-1 plan limits. Defendants direct the Funds' brokerage business to brokerage firms and pay them above-market rates to promote Defendants' mutual funds over other funds sold by the brokerage firms. On information and belief, payments are also improperly channeled to employee benefit fund fiduciaries and/or advisors to compensate them for selecting MFS funds on their retirement plan menus. These payments are illegal and improper under federal law and the common law.

(B) The Profitability of the Fund to the Adviser/Manager

46. "[T]he 'profitability of the fund to the adviser' [must] be studied in order that the price paid by the fund to its adviser be equivalent to 'the product of arm's-length bargaining.'" *See* John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of*

Interest, 26 J. Corp L. 610, 661 (2001) (the "Freeman & Brown Study") (citing *Gartenberg*) [Ex. 1]. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. However, upon information and belief, Defendants' reporting of their revenues and costs is intended to, and does, obfuscate Defendants' true profitability. For instance, upon information and belief, Defendants employ inaccurate accounting practices in their financial reporting, including arbitrary and unreasonable cost allocations.

47. Defendants' true profitability can be determined on either an incremental basis or a full-cost basis. Defendants' incremental costs of providing advisory services to Plaintiffs are nominal, while the additional fees received by Defendants are hugely disproportionate given that the nature, quality, and level of the services remain the same. On information and belief, a review of Defendants' full costs of providing advisory services will also demonstrate the enormous profitability to Defendants of managing the Funds.

48. As noted above, the assets managed by Defendant Advisor within the Fund Complex have grown dramatically. So have revenues, net income and profit margins. Over that period, the immense growth of assets under management has generated substantial economies of scale to the great benefit of the Defendants and their parent company, Sun Life.

(C) Economies of Scale

49. The existence of economies of scale in the mutual fund industry has been recently confirmed by both the SEC and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of advisory services. *See* SEC Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) ("SEC Report"), at 30-31 [Ex. 2]; GAO, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous

Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Ex. 3].

50. In addition, the most significant academic research undertaken since the Wharton School study in the 1960s establishes the existence of economies of scale that are not being passed along to mutual fund shareholders in violation of Defendants' duty to do so under § 36(b) and Rule 12b-1. *See* Freeman & Brown Study" [Ex. 1]. As the Freeman & Brown Study noted: "The existence of economies of scale has been admitted in SEC filings made by fund managers and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase. Fund industry investment managers are prone to cite economies of scale as justification for business combinations." *Id.* at 620 [Ex. 1].

51. These economies of scale exist not only fund by fund, but also exist with respect to an entire fund complex, and even with respect to an investment advisor's entire scope of operations, including services provided to institutional and other clients. *See* Freeman & Brown Study at 621 n.62 (quoting Victoria E. Schonfeld & Thomas M.J. Kerwin, Organization of a Mutual Fund, 49 Bus. Law 107 (1993)) [Ex. 1].

52. The clearest example of economies of scale occurs when total assets under management increase due purely to market forces (without the institution of new advisory relationships or new asset gathering). In such instances, as the GAO confirms, it is possible for the advisor to service the additional assets with zero additional costs. *See* GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by costs) [Ex. 3]. In other words, an investment advisor can advise a fund that doubles in size purely because of market forces with no increased costs because the services are unchanged. *See* GAO Report at 9 [Ex. 3]; Freeman & Brown Study at 619 n.43, 621 (noting that investment advisors have benefited by

garnering "increased fees from the general increase in market prices with no commensurate efforts on their part" and also noting that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities, which, unlike growth from share sales to new investors, is costless) [Ex. 1].

53. For example, an article published in the *San Francisco Chronicle* April 20, 1992, at p. D6, contained this report on the lucrative economies of scale reaped by Franklin Resources, which runs a major mutual fund complex similar to MFS:

> Through recession and recovery, stock-market boom and stock-market bust, Franklin Resources keeps squeezing high profits out of each dollar it receives in revenues.
>
> The San Mateo mutual-fund company had the highest return on sales of any publicly held Northern California company again last year. That's the sixth consecutive year Franklin has topped that category.
>
> Franklin posted a 31.15 percent return on sales, the same percentage as in 1990. That means that 31.15 cents out of every $ 1 Franklin received in revenues -- management fees for operating its various mutual funds -- fell to the bottom line as profit.
>
> "We benefit from economies of scale,"' said Greg Johnson, vice president of marketing at Franklin. "As our asset base grows, the cost of servicing our shareholders does not grow proportionately."

54. In the time period 1960-69, MFS's predecessor, Massachusetts Investors Trust, was managed in a way that was beneficial to its shareholders. It featured an expense ratio of .19 percent. In 1969, the trustees sought and got shareholder permission to move from internal management to external management of the fund, "demutualizing" it, and thereby adopting the conventional mutual fund management structure. The .19 percent expense ratio in 1969 doubled to .39 percent in 1976, and doubled again to .75 percent in 1994, and continued to rise in 1998 to .97 percent and to 1.2 percent in 2003. In 1949, the MIT fund's expenses were 3.5 percent of fund income; in 2002, MIT's expenses consumed 80.4 percent of fund income. In 1969, the MIT

Fund's assets were $2.2 billion, and its management fees, which included some relatively small operating costs, totaled $4.4 million. In 1979, the fund's assets had declined to $1.1 billion and fees had risen to $6.3 billion. In 1999, assets soared to $15.6 billion, a seven-fold increase from the 1969 figure, with fees jumping 36 times, to $158 million. In 2003, assets were $6.5 billion (a 3 times increase from 1969), with advisory fees at $78.4 million, a 17 times increase.

55. The economies of scale enjoyed by Defendants with respect to the Funds have not been shared with Plaintiffs as required by § 36(b) and Rule 12b-1. As a result, the fees paid to Defendants for advisory services provided to the Funds are grossly disproportionate to those services, are excessive, and violate § 36(b).

(D) Comparative Fee Structures

56. The fees advisors receive from mutual funds for investment advisory services are directly comparable to, though much higher than, the fees advisors receive from other clients for the identical services. As the Freeman & Brown Study noted: "None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower." Freeman & Brown Study at 653 [Ex. 1]. While a "manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower." Freeman & Brown Study at 627-28 [Ex. 1]. Indeed, "a mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on

'institutional status,' it turns on self-dealing and conflict of interest." Freeman & Brown Study at 629 n.93 [Ex. 1]. Accordingly, the "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." Freeman & Brown Study at 671-72 [Ex. 1].

57. More recently, New York's Attorney General, Eliot Spitzer, surveyed two fund complexes and confirmed the existence of massive over-charging of fund advisory fees. Specifically, Mr. Spitzer testified before a Senate Subcommittee on January 27, 2004, as follows:

> Putnam's mutual fund investors were charged 40 percent more for advisory services than Putnam's institutional investors. In dollar terms, what this fee disparity means is that in 2002 Putnam mutual fund investors paid $290 million more in advisory fees than they would have paid had they been charged the rate given to Putnam's institutional clients, and these are for identical services.
>
> There was a similar disparity in the advisory fees charged by Alliance. Once again, mutual fund investors were charged significantly higher advisory fees than institutional investors. Specifically, Alliance's mutual fund investors paid advisory fees that were twice those paid by institutional investors. In dollar terms, this means that Alliance investors paid more than $200 million more in advisory fees than they would have paid had they been charged the rate given to Alliance's institutional clients.

58. On information and belief, the shareholders of the Funds at issue here are plagued by the same discriminatory over-charging. For example, MFS provides investment advisory portfolio management and administrative services to each of the funds. In the case of MIT, MFS charges a fee based on fund net assets equal to .33 percent annually, for the other Funds, the fee is substantially higher. For Mid-Cap, the fee is .75 percent, for New Discovery, the fee is .90 percent, for Global Trust, the fee is .84 percent. MFS agreed in 2003 to manage an equity portfolio for the Public Employee Retirement System of Idaho. Under the terms of its contract with PERSI, MFS collected fees of $595,000 for managing an equity portfolio of $173 million,

yielding a management fee rate of 34 percent. Thus, when offering its equity advisory services in the free market, MFS is content to charge less than $600,000 for its work. Yet, when offering its services to its own mutual funds, MFS charges in the case of MIT, 35 times as much money ($21.6 million in 2003), in the case of Mid-Cap 20 times as much, in the case of New Discovery 17 times as much, and in the case of the relatively small ($500 million) Global Total Return, 5 times as much. By way of illustration, were advisory fees for Mid-Cap and New Discovery set according to the same schedule, the two funds' advisory fees would be shrunk by more than $10 million annually, costing fund shareholders less than half as much.

59. Looked at in isolation in comparison with the fees charged PERSI for its money management, the advisory fee for MIT of 33 basis points may not appear excessive. It is excessive, however, in light of the demonstrable history of management's refusal since 1969 fairly to share economies of scale with MIT fund shareholders. Charging of management fees and other expenses by MFS for MIT shareholders is chronicled in great detail in fund industry pioneer John C. Bogle's written testimony presented to a Senate subcommittee on January 27, 2004. See Exh. 4, p. 3 - 6.

(E) Fallout Benefits

60. Defendants indirectly profit because of the existence of the Funds through fallout benefits. Obvious, but difficult to quantify fallout benefits include the attraction of new customers, cross selling related funds to current customers, and other benefits associated generally with the development of goodwill and the growth in assets of the Funds.

61. Other, easier to quantify, benefits include "soft dollars" payable from broker-dealers. "Soft dollars" are essentially credits furnished to Defendants from broker-dealers and other securities-industry firms in exchange for routing the Funds' securities transaction orders

and other business to paying firms. These soft-dollar credits should be used to purchase research and other goods or services that benefit the shareholders of the Funds. On information and belief, however, the soft-dollar arrangements benefit Defendants and result in increased costs to the shareholders of the Funds with little to no corresponding benefits to the shareholders of the Funds. On information and belief, the soft dollar arrangements are concealed from the shareholders of the Funds in breach of Defendants' fiduciary duty.

62. On information and belief, Defendants also receive "kickbacks," either directly or indirectly, as transfer agency and custodian fees grow due to increases in the assets of the Funds and the number of shareholders.

63. On information and belief, Defendants receive further fallout benefits from securities lending arrangements. Essentially, Defendants loan out the securities of the Funds and receive compensation as the lending agents of the Funds.

64. A highly profitable fallout benefit to Defendants is the ability to sell investment advisory services paid for by the Funds at virtually no additional cost. Much like computer software, once the investment research and resulting recommendations are paid for, that research and those recommendations may be sold to other clients at virtually no cost whatsoever to Defendants. Without payment by Plaintiffs and other shareholders of the Funds of millions of dollars in advisory and distribution fees (especially distribution fees that are nothing more than a means to extract additional compensation for advisory services), Defendants would have to pay to conduct that research independently in order to provide investment advisory services to other clients, including institutional clients. This is a natural byproduct of the extraordinary economies of scale inherent in the investment advisory business. However, although Plaintiffs and other shareholders of the Funds pay all of the costs associated with the investment advisory services,

Defendants resell these services to third parties without compensating Plaintiffs through reduced fees or in any other way.

65. On information and belief, Defendants do not provide sufficient information regarding the existence and extent of these and other fallout benefits to the shareholders of the Funds or to the Funds' directors. The directors are thus unable to quantify or even meaningfully consider the benefits. Plaintiffs and other shareholders of the Funds have paid for these benefits and are entitled to compensation in the form of reduced advisory fees and the elimination of distribution fees.

(F) The Independence and Conscientiousness of the Fund Directors

66. At least 40% of the Funds' directors must be "disinterested" as defined in § 10 of the ICA. As the GAO Report noted, the structure of most mutual funds embodies a potential conflict of interest between the fund's shareholders and its adviser. This conflict arises because the fees paid by the shareholders represent revenue to the adviser. The United States Supreme Court has stated that the disinterested-director requirement is "the cornerstone of the ICA's efforts to control" this conflict of interest. *Burks v. Lasker*, 441 U.S. 471 (1979).

67. The disinterested directors are supposed to serve as "watchdogs" for the shareholders of the Funds. As such, the disinterested directors have primary responsibility for, among many other things, negotiating and approving all contracts and agreements with Defendants and reviewing the reasonableness of the advisory and distribution fees received by Defendants. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the advisor's costs, whether fees have been reduced when the Funds' assets have grown, and the fees charged for similar services. *See* GAO Report at 14 [Ex. 3]. These responsibilities are intensive, requiring the directors to rely on information provided by

Defendants. Defendants, in turn, have a fiduciary duty to provide all information reasonably necessary for the directors to perform their obligations. *See* 15 U.S.C., § 80a-15(c); 17 C.F.R. § 270.12b-1.

68. The ICA contains a presumption that the disinterested directors are in fact disinterested. However, the lack of conscientiousness of even disinterested directors in reviewing the fees paid by the Funds, the lack of adequate information provided to the directors in connection with their approvals of the advisory agreements and Distribution Plans, and the control of management over the directors in reviewing the fees paid by the Funds are not presumed but, rather, are important factors recognized in the *Gartenberg* line of cases in determining whether Defendants have breached their fiduciary duties. In addition, the SEC has specifically recognized that even disinterested directors may not be independent but, rather, may be subject to domination or undue influence by a fund's investment adviser. For example, the SEC has stated that "disinterested directors should not be entrusted with a decision on use of fund assets for distribution without receiving the benefit of measures designed to enhance their ability to act independently." Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414, 1980 SEC LEXIS 444 at *36 (Oct. 28, 1980).

69. Two noteworthy industry insiders have commented on the general failure of mutual fund boards to fulfill their responsibilities under the ICA. Jack Bogle, founder of the Vanguard Group, made the following comment:

> Well, fund directors are, or at least to a very major extent, sort of a bad joke. They've watched industry fees go up year after year, they've added 12b-1 fees. I think they've forgotten, maybe they've never been told, that the law, the Investment Company Act, says they're required to put the interest of the fund shareholders ahead of the interest of the fund adviser. It's simply impossible for me to see how they could have ever measured up to that mandate, or are measuring up to it.

Warren Buffet, famous investor and chairman of Berkshire Hathaway, Inc. made the following comment, which was recently quoted by a United States District Court:

> I think independent directors have been anything but independent. The Investment Company Act, in 1940, made these provisions for independent directors on the theory that they would be the watchdogs for all these people pooling their money. The behavior of independent directors in aggregate since 1940 has been to rubber stamp every deal that's come along from management—whether management was good, bad, or indifferent. Not negotiate for fee reductions and so on. A long time ago, an attorney said that in selecting directors, the management companies were looking for Cocker Spaniels and not Dobermans. I'd say they found a lot of Cocker Spaniels out there. *Strougo v. BEA Assoc.*, 188 F. Supp.2d 373, 383 (S.D.N.Y. 2002) (citation omitted).

Mr. Buffet has also stated, in his letter to shareholders in the 2002 Berkshire Hathaway, Inc. annual report:

> [A] monkey will type out a Shakespeare play before an "independent" mutual-fund director will suggest that his fund look at other managers, even if the incumbent manager has persistently delivered substandard performance. When they are handling their own money, of course, directors will look to alternative advisors – but it never enters their minds to do so when they are acting as fiduciaries for others. . . . Investment company directors have failed as well in negotiating management fees . . . . If you or I were empowered, I can assure you that we could easily negotiate materially lower management fees with the incumbent managers of most mutual funds. And, believe me, if directors were promised a portion of any fee savings they realized, the skies would be filled with falling fees. Under the current system, though, reductions mean nothing to "independent" directors while meaning everything to managers. So guess who wins? . . . [I]n stepping up to [their] all-important responsibilities, tens of thousands of "independent" directors, over more than six decades, have failed miserably. (They've succeeded, however, in taking care of themselves; their fees from serving on multiple boards of a single "family" of funds often run well into six figures.) 2002 Berkshire Hathaway, Inc. Annual Report to Shareholders, p. 17 – 18.

70. As part of their scheme to receive excessive fees, Defendants did not keep the directors fully informed regarding all material facts and aspects of their fees and other

compensation, and the directors failed to insist upon adequate information. On information and belief, Defendants provided virtually no information to the directors regarding the advisory fees charged to pension and other institutional clients or to other mutual funds being advised or sub-advised by Defendants. On information and belief, Defendants provided virtually no information to the directors regarding the economies of scale enjoyed or fallout benefits received by Defendants. On information and belief, the profitability data given to the board of directors provide no explanation as to how the board should evaluate economies of scale and do not explain how the shareholders benefit from distribution plans. On information and belief, the board of directors of the Funds failed to request and evaluate, and Defendants failed to provide, information reasonably necessary to an informed determination of whether the Distribution Plans should have been implemented and whether they should be continued. On information and belief, the directors rarely, if ever, questioned any information or recommendations provided by Defendants.

71. The foregoing assures that the directors do not understand Defendants' true cost structure and, in particular, the economies of scale enjoyed by them in providing investment advisory services to the Funds and their institutional and other clients. Nor do the directors understand the nature of the Distribution Plans and the benefits received by Defendants, and lack of benefits received by Plaintiffs, from the Distribution Plans.

72. On information and belief, the Funds' disinterested directors have not received the benefit of any measures to enhance their ability to act independently, which has caused the directors to be dependent on Defendants and has allowed Defendants to dominate and unduly influence the directors. In addition, the directors' failure to insist on adequate information evinces a lack of care and conscientiousness on their part.

COUNT I
ICA §36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Investment Advisory Fees)

73. Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

74. The fees charged by Defendants or their affiliates for providing advisory services to the Funds are and continue to be disproportionate to the services rendered and are not within the range of what would have been negotiated at arm's length in light of all the surrounding circumstances, including the advisory fees that Defendants charge their other clients.

75. In charging and receiving excessive or inappropriate compensation, and in failing to put the interests of Plaintiffs and the other shareholders of the Funds ahead of their own interests, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

76. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, "the amount of compensation or payments received from" the Funds.

COUNT II
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excess Profits from Economies of Scale)

77. Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

78. Defendants have received and continue to receive excess profits attributable to extraordinary economies of scale and, ironically, at least in part at Plaintiffs' expense, in the form of payment of distribution fees benefiting only Defendants.

79. By retaining excess profits derived from economies of scale, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

80. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT III
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Rule 12b-l Distribution fees and Extraction of Additional Compensation for Advisory Services)

81. Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

82. The distribution fees charged and received by Defendants or their affiliates were designed to, and did, extract additional compensation for Defendants' advisory services in violation of Defendants' fiduciary duty under § 36(b). Although the distribution fees may have contributed to the growth in assets of the Funds, the resulting economies of scale benefited only Defendants, and not Plaintiffs or the Funds.

83. In failing to pass along economies-of-scale benefits from the distribution fees, and in continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to Plaintiffs, Defendants have violated, and continue to violate, the ICA and have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

84. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT IV
ICA § 12(b)
(Unlawful Distribution Plans)

85. Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

86. Plaintiffs and other shareholders in the Funds each paid service or distribution fees to Defendants

87. When Defendants first initiated the Distribution Plans, they represented that the distribution fees were being collected in order to, at least in part, grow the assets of the Funds in order to reduce the cost to Plaintiffs of providing advisory services. Only one of the following alternatives could possibly have occurred:

a. The Funds grew as a result of the payment of distribution fees and market forces, in which case economies of scale were generated but not passed on to Plaintiffs or the Funds; or

b. The distribution fees did not contribute to economies of scale, produced no other material benefits for Plaintiffs and the other shareholders of the Funds, and should not have been approved or continued.

88. Either way, Defendants have violated § 12(b) of the ICA and Rule 12b-1, 17 C.F.R. § 270.12b-1, by accepting excessive or inappropriate compensation in violation of the fiduciary duty owed by them to the Fund. Defendants' violation of § 12(b) and Rule 12b-1 is continuing in nature.

89. Moreover, Defendants have spent fund assets on distribution over and above the limits imposed on 12b-1 payments, hiding such payments in brokerage expense costs (directed brokerage).

90. Additionally, Defendants have treated individual fund shareholders such as Plaintiffs improperly by diverting their 12b-1 payments to illicit rebates or illicit payoffs to fiduciaries in order to bring assets into the Fund Complex for the Defendant Advisors to manage, to MFS and Sun Life's benefit with no corresponding benefits flowing to Plaintiffs or the other fund shareholders by virtue of this diversion of their assets.

91. The wrongful rebates and other payments represent undisclosed discriminatory diversions of fund assets in breach of Defendants' fiduciary duties. To the extent that the payments constitute reductions in prices to affected fund purchasers, they constitute illegal sales in violation of section 22 of the Investment Company Act since they represent sales at prices or under terms not disclosed in the prospectus.

92. Defendants have violated § 12(b) of the ICA and Rule 12b-1, 17 C.F.R. § 270.12b-1, by accepting excessive or inappropriate compensation, or by making improper uses of fund assets, in violation of the fiduciary duty owed by them to the Funds. Defendants violation of § 12(b) and Rule 12b-1 is continuing in nature.

93. Plaintiffs seek damages resulting from the adoption and continuation of these unlawful Distribution Plans and unlawful Distribution Practices.

WHEREFORE, Plaintiffs demand judgment as follows:

A. An order declaring that Defendants have violated and continue to violate § 12, § 36(b), § 22 and Rule 12b-l of the ICA and that any advisory or distribution agreements entered into are void ab initio;

B. An order preliminarily and permanently enjoining Defendants from further violations of the ICA;

C. An order awarding damages against Defendants including all fees paid to them by Plaintiffs and the Funds for all periods not precluded by any applicable statutes of limitation through the trial of this case, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law;

D. Such other and further relief as may be proper and just.

Dated: May 4, 2004

JOHNSON, POPE, BOKOR,
RUPPEL & BURNS, L.L.P.

By: Becky Ferrell-Anton
Guy M. Burns, FBN 160901
Jonathan S. Coleman, FBN 797480
Becky Ferrell-Anton, FBN 449342
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
(813) 225-2500
Fax: (813) 223-7118

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK,
WESTBROOK & BRICKMAN LLC
174 East Bay Street
Charleston, SC 29401
(843) 727-6500
Fax: (843) 727-3103

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052.
(206) 623-1900
Fax: (206) 623-3384

Attorneys for Plaintiff

86923

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU, Plaintiffs, v. INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	Civil Action No. 04-CV-2555 Judge Keith P. Ellison
RONALD KONDRACKI, Plaintiff, v. AIM ADVISORS, INC. and AIM DISTRIBUTOR, INC. Defendants.	Civil Action No. 04-CV-03179 Judge Keith P. Ellison
RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04-CV-2587 Judge Keith P. Ellison

[PROPOSED] ORDER GRANTING THE *BERDAT* AND *KONDRACKI* PLAINTIFFS' MOTION FOR LEAVE TO FILE SUPPLEMENTAL AUTHORITY

Having considered the *Berdat* and *Kondracki* Plaintiffs' Motion For Leave To File Supplemental Authority, and the exhibits attached thereto, it is hereby ORDERED that the *Berdat* and *Kondracki* Plaintiffs' Motion for Leave to File Supplemental Authority is GRANTED.

Dated: ________________ By: ____________________________

The Honorable Keith P. Ellison
United States Court District Judge
Southern District of Texas, Houston Division

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU, Plaintiffs, v. INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	Civil Action No. 04-CV-2555 Judge Keith P. Ellison
RONALD KONDRACKI, Plaintiff, v. AIM ADVISORS, INC. and AIM DISTRIBUTOR, INC. Defendants.	Civil Action No. 04-CV-03179 Judge Keith P. Ellison
RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04-CV-2587 Judge Keith P. Ellison

CERTIFICATE OF SERVICE

I hereby certify that on January 21, 2005, true and correct copies of the following documents were served upon the following counsel of record in accordance with the Federal Rules of Civil Procedure:

- The *Berdat* And *Kondracki* Plaintiffs' Motion For Leave To File Supplemental Authority
- Proposed Order
- Certificate of Service

VIA E-Mail and VIA U.S. Mail

Stephen D. Susman
ssusman@susmangodfrey.com
Steven J. Mitby
Smitby@susmangodfrey.com
SUSMAN GODFREY LLP
1000 Louisiana, Suite 5100
Houston, TX 77002-5096
Fax: (713) 654-6670
Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid

Steven G. Schulman
SSchulman@milberg.com
Janine L. Pollack
Jpollack@milberg.com
Kim E. Levy
Klevy@milberg.com
Michael R. Reese
Mreese@milberg.com
MILBERG WEISS BERSHAD HYNES & LERACH LLP
One Pennsylvania Plaza
New York, NY 10019-0165
Fax: (212) 868-1229

Counsel for Plaintiffs Joy D. Beasley and Shelia McDaid

Daniel A. Pollack
Dapollack@pollacklawfirm.com
Edward T. McDermott
Etmcdermott@pollacklawfirm.com
Anthony Zaccaria
Azaccaria@pollacklawfirm.com
POLLACK & KAMINSKY 114 W. 47th St., Suite 1900
New York, NY 10036
Fax: (212) 575-6560

Counsel for Defendants Robert H. Graham, Mark H. Williamson, AIM Management Group, Inc., Invesco Funds Group Inc., AIM Investment Services, Inc. and AIM Advisors, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., AIM Distributors, Inc.

Charles S. Kelley
ckelley@mayerbrownrowe.com
MAYER BROWN ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002-2730
Fax: (713) 224-6410

Counsel for Defendants AIM Advisors, Inc. and AIM Distributors, Inc.

VIA U.S. Mail :

Davis E Glenn
Lisa M Wood
Frank N Gundlach
Armstrong Teasdale
211 N Broadway
Ste 2600
St Louis, MO 63102-2740

Counsel for Defendant AIM Advisors Inc & AIM Distributors Inc

Dated this 21st day of January, 2005.

KELLER ROHRBACK L.L.P.

By: /s/

Lynn L. Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
1201 Third Avenue, #3200
Seattle, WA 98101
(206) 623-1900
FAX: (206) 623-3384

Robin L. Harrison, Esq.
CAMPBELL HARRISON & DAGLEY, L.L.P.
State Bar No. 09120700
Southern District I.D. No. 4556
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332
FAX: (713) 752-2330

Guy M. Burns, FBN 160901, *pro hac vice*
Jonathan S. Coleman, FBN 797480, *pro hac vice*
Becky Ferrell-Anton, FBN 449342, *pro hac vice*
Audrey B. Rauchway FBN 856959, *pro hac vice*
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602
(813) 225-2500
FAX: (813) 223-7118

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012
(602) 248-0088
FAX: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON PATRICK WESTBROOK & BRICKMAN, LLC
174 East Bay Street
P.O. Box P.O. Box 879 (zip 29402)
Charleston, SC 29401
(843) 727-6603
FAX: (843) 727-3103

Service of Process:
4:04-cv-02555 Berdat, et al v. Invesco Funds Group, et al

U.S. District Court

Southern District of Texas

Notice of Electronic Filing

The following transaction was received from Woerner, Michael D entered on 1/21/2005 at 6:33 PM CST and filed on 1/21/2005

Case Name: Berdat, et al v. Invesco Funds Group, et al
Case Number: 4:04-cv-2555
Filer: Jeffrey S Thomas
Ferdinando Papia
Fred Duncan
Grace Giamanco
Courtney King
Kathleen Blair
Henry Berdat
Ruth Moccia
Murray Beasley
Frances J Beasley
Delores Berdat
Marvin Hunt
Madeline Hunt
Randal C Brever
Rhonda Lecuru
Document Number: 74

Docket Text:
CERTIFICATE OF SERVICE of [73] MOTION for Leave to File Supplemental Authority by all plaintiffs, filed. (Woerner, Michael)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1045387613 [Date=1/21/2005] [FileNumber=1565042-0
] [a69bbaa0041a42bcddf3f60eec7c50a2bf0a7e834699ea8a22603aecf4fc1c39ebf
5bab1de0b81deaa5e93937ee9892588e1186597a5a4bd23a663dd1767b4da]]

4:04-cv-2555 Notice will be electronically mailed to:

Gretchen F Cappio gcappio@kellerrohrback.com,

Becky Ferrell-Anton beckyf@jpfirm.com, selinaf@jpfirm.com;jills@jpfirm.com;jennifery@jpfirm.com

Charles Stephen Kelley ckelley@mayerbrownrowe.com,

Lynn Lincoln Sarko lsarko@kellerrohrback.com

Stephen D Susman ssusman@susmangodfrey.com, ddefranco@susmangodfrey.com

Michael D Woerner mwoerner@kellerrohrback.com,
mbates@kellerrohrback.com;gcappio@kellerrohrback.com;esiegel@kellerrohrback.com;eriley@kellerrohrback.com;esu

4:04-cv-2555 Notice will be delivered by other means to:

James C Bradley
Richardson Patrick et al
174 E Bay St
Charleston, SC 29401

Michael Brickman
Attorney at Law
174 E Bay St
Charleston, SC 29401

Guy M Burns
Johnson Pope et al.
403 East Madison Street
Suite 400
Tampa, FL 33602

Jonathan S Coleman
Johnson Pope et al.
403 East Madison Street
Suite 400
Tampa, FL 33602

Nina H Fields
Richardson Patrick et al
174 E Bay St
Charleston, SC 20401

Robin L Harrison
Campbell Harrison et al
909 Fannin
Ste 4000
Houston, TX 77010

Joseph W Hatchett
Akerman Senterfitt
PO Box 3273
Tampa, FL 33601-3273

Martin I Kaminsky
Pollack Kaminsky
114 W 47th St
New York, NY 10036

Edward T McDermott
Pollack & Kaminsky
114 West 47th St
New York, NY 10036

Daniel A Pollack
Pollack and Kaminsky
114 W 47th St
New York, NY 10036

Audrey B Rauchway
Johnson Pope et al
403 East Madison Street
Suite 400
Tampa, FL 33602

Steven G Schulman
Milberg Weiss et al
One Pennsylvania Plaza
New York, NY 10119-0165

Anthony Zaccaria
Pollack & Kaminsky
114 W 47th St
New York, NY 10036